Exhibit 4.7

Loan Agreement

Executed on June 15, 2009

Between:

Elron Electronic Industries Ltd.
Reg No. 520028036
3 Azrieli Center, Triangle Tower, 42nd Floor, Tel-Aviv, Israel
(“the Borrower”)

Of the first part;

And:

Discount Investment Corporation Ltd.
Reg No. 520023896
3 Azrieli Center, Triangle Tower, 44th Floor, Tel-Aviv, Israel
(“the Lender”)

Of the second part;

Whereas	The Lender holds 49% of the issued and paid up share capital of the Borrower;

And whereas	The Lender has provided the Borrower with a loan in an amount of the new Israeli shekels equivalent of six million US dollars (USD 6,000,000), pursuant to the agreement entered into between the parties on October 30, 2008, and a second loan in an amount of the new Israeli shekels equivalent of two million US dollars (USD 2,000,000), pursuant to the agreement entered into between the parties on January 15, 2009;

And whereas	The Borrower has requested that the Lender provide the Borrower with an additional loan in an amount of the new Israeli shekels equivalent of seven million US dollars (USD 7,000,000), under the terms set out in this Agreement;

And whereas	The Lender is willing to provide such a loan to the Borrower.

Therefore the parties stipulated, agreed and declared the following:

1.	Preamble, headings and definitions

1.1	The preamble to this agreement is an integral part thereof.

1.2	The division of this agreement into sections and the section headings are for purposes of convenience only and may not be used for purposes of interpretation.

2.	Declaration of the Borrower

The Borrower hereby declares that:

2.1	The Borrower’s authorized bodies have granted all of the approvals required under the Borrower’s Articles of Association and according to law, to approve the Borrower’s entering into this Agreement and to fulfill its obligations hereunder, all subject to the provisions of section 1C of the Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000 (“the Relief Regulations”).

2.2	The Borrower’s entering into this agreement shall not constitute breach of any obligation or limitation in favor of any third party applicable to the Borrower.

3.	Declaration of the Lender

The Lender hereby declares that the Lender’s authorized entities have granted all of the approvals required, insofar as they are required, under the Lender’s Articles of Association and in law, to approve the Lender’s entering into this Agreement and to fulfill its obligations hereunder.

4.	The loan

4.1	The Lender shall provide the Borrower, and the Borrower shall receive from the Lender, a loan in an amount of new Israeli shekels equivalent to seven million US dollars (USD 7,000,000) at the representative exchange rate of the US dollar set by the Bank of Israel prior to the loan being provided to the Borrower (“the Loan Principal”).

4.2	The Lender shall provide the Borrower, and the Borrower shall receive from the Lender, the Loan Principal on the first business day after the end of the period for filing an objection by the Lender’s shareholders under section 1C of the Relief Regulations, provided no such objection has been filed. Should a shareholder file an objection, the Lender shall provide the Loan Principal to the Borrower on the first business day after the Lender’s general meeting approves, according to law, the Lender’s entering into this Agreement, insofar as such approval is received.

4.3	The Lender shall provide the Borrower with the Loan Principal in one payment, by bank transfer to the account in the Borrower’s name at Israel Discount Bank Ltd. (“Discount Bank”), branch 070, account number [ ] .

4.4	Providing the Loan Principal to the Borrower as set out in this Agreement is subject to fulfillment of the provision below:

Immediately before the Loan Principal is provided to the Borrower, the Borrower shall furnish the Lender with a written declaration that fulfillment of the Borrower’s obligations under this Agreement shall not constitute any breach of any obligation or limitation in favor of any third party applicable to the Borrower.

5.	Interest and linkage

5.1	The loan principal shall bear annual interest of 3.23%, and a proportionate amount of this percentage for part of a year, for the unpaid balance of the loan principal, from time to time, for the period from the date the loan is provided to the Borrower until its actual repayment (“the Interest”). The Borrower shall pay the Interest to the Lender at the payment date of the Loan Principal. If, at any date, only part of the Loan Principal is paid, the Borrower shall pay the Lender, at that date, the Interest accrued up to that date for the part of the Loan Principal that was paid.

5.2	The Loan Principal and Interest shall be linked to the consumer price index as follows:

“Base index” –	The known consumer price index at the time the loan is actually provided to the Borrower

“Payment index” –	The known consumer price index at the time any payment is made on account of the Loan Principal and/or the Interest

If, at a date of payment on account of the loan principal or interest, the payment index is higher than the base index, the Company shall pay the Loan Principal or Interest, which will be increased pro rata to the rise in the payment index compared to the base index. However, if the payment index at that date is the same as or lower than the base index, then the payment index will be the same as the base index.

The Loan Principal and Interest, including linkage terms of the loan principal and interest, shall be referred to jointly as “the Loan”.

5.3.	Interest for delay

If the Borrower is in arrears in the payment of any amount due to the Lender, under this Agreement, beyond the payment date fixed in this Agreement, interest for delay shall be added to the amount in arrears at the maximum rate of interest for delay acceptable at Discount Bank, as it shall be from time to time during the period of the delay as aforesaid, for loans linked to the consumer price index (“Interest for Delay”).

6.	Repayment of the loan

6.1	The Loan shall be repaid in one payment on September 24, 2011 (“the Payment Date of the Borrower’s Loans to Discount”) or on another date when the Borrower shall repay its loans from Discount Bank, whichever date is earlier. It is hereby clarified that should Discount Bank postpone the payment date of the Borrower’s loans to Discount Bank, the payment date of the loan in this Agreement shall be postponed accordingly.

6.2	The Borrower shall repay the Loan, as set out in section 6, by bank transfer, to the account in the Lender’s name at Discount Bank, Main Branch, Tel Aviv (10), account number [ ].

6.3	Prepayment

Notwithstanding the aforesaid in section 6.1 above, the Borrower may prepay all or part of the Loan, subject to irrevocable written notice to the Lender, submitted at least 14 days prior to the prepayment date, regarding the Borrower’s intention to prepay the Loan, stipulating the amount that will be prepaid and the payment date. Such prepayment requires prior written consent from Discount Bank.

7.	Subordination

The Lender hereby agrees that the Loan in this Agreement shall be subordinate to the Borrower’s loans to Discount Bank.

8.	Immediate payment

Without derogating from the generality of the provisions in this Agreement, the Lender may, in any of the events set out below and at its sole discretion, call for immediate payment of the Loan. In this case, the Borrower shall pay the Lender the entire outstanding balance of the Loan (including interest and linkage differences accrued up to the actual payment date), as well as all amounts whose payment date has not yet arrived which the Borrower owes at the time with respect to any other loan which the Borrower has received and/or will receive from the Lender, provided the Lender provides the Borrower with 14 days written notice. The events are as follows:

8.1	The Borrower or its wholly-owned subsidiary receives notice from any creditor that there is cause, under agreements between the creditor and the Borrower or its wholly-owned subsidiary, as the case may be, to demand early and/or immediate payment of the debt that the Borrower or its wholly-owned subsidiary owes the creditor, which is material to the Borrower.

8.2	The Borrower breaches any of its material obligations under this Agreement and/or it emerges that any of its declarations are incorrect.

8.3	A motion is filed in court against the Borrower or a company held by the Borrower, which is material to the Borrower (“the Material Company”), for a stay of proceedings under section 350 of the Companies Law or under any other law in its place, and this motion is not removed within 45 days after it was filed or there is a stay of proceedings against the Borrower or the Material Company.

8.4	An application is filed in court against the Borrower or the Material Company for liquidation or for the appointment of a temporary or permanent receiver and this application is not revoked within 45 days after it is filed, or the court appoints a receiver for the Borrower or the Material Company.

8.5	An application is filed in court against the Borrower or the Material Company for the appointment of a receiver or a temporary or permanent special administrator, for all of the assets, or for a material part of the assets of the Borrower or the Material Company and this application is not revoked within 45 days after it is filed, or the court appoints a receiver or special administrator for all of the assets, or for a material part of the assets, of the Borrower or the Material Company.

8.6	An application is filed in court to place an attachment on or to take possession of material property of the Borrower or the Material Company and this application is not revoked within 45 days after it is filed, or an authorized authority places an attachment order on or authorizes taking possession of material property of the Borrower as aforesaid.

8.7	The Borrower ceases to be controlled by the Lender: “Controlled” as such term is defined by the Companies Law 5759-1999.

9.	General

9.1	Any change and/or addition to this Agreement shall only be valid if made in writing, signed by all the parties to this Agreement and approved by the authorized entities of the parties as required under their articles of association and in law.

9.2	The Borrower shall pay the Lender the addition of VAT by law for any amount that the Borrower owes or shall owe the Lender under this Agreement, at least two business days prior to the last date for payment of VAT to the tax authorities. The Lender shall provide the Borrower with an appropriate tax invoice for any VAT due to be paid by the Borrower as set out above.

9.3	Each of the parties undertakes to sign any document and/or form that may be required and to carry out any action that may be required to fulfill the provisions of this Agreement.

9.4	Notices according to or in respect of this Agreement shall be submitted in writing and signed by the submitter of the notice, or by any person certified to sign on their behalf. Written notice sent by one party to this Agreement to another (to the address set out in the preamble to this Agreement, or to another address in Israel as notified by one party to the other under the provisions of this section), shall be considered as having been received by the party to which the notice was sent, on the second regular working day after posting by registered mail, and on the first regular working day after sending the notice by fax (provided the sending party produces confirmation of transmission), or if hand delivered to the party’s address, as aforesaid.

9.5	Should the date of any payment under this Agreement fall on a day other than a business day (a day when banks in Israel are open to the public for business), the payment date shall be postponed to the first business day following this date.

9.6	This Agreement, and everything contained herein shall be subject to the laws of the State of Israel and any dispute arising in respect of the implementation or consequences of this Agreement shall be deliberated and determined solely by the competent court in Tel Aviv, whose sole jurisdiction is agreed upon by the parties.

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In witness whereof, the parties affix their signatures below:

(signed) —————————————— Elron Electronic Industries Ltd.	(signed) —————————————— Discount Investment Corporation Ltd.